Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 6/30/2020

($000’s)

Assets	6/30/2020

Cash and Balances Due From Depository Institutions	$52,265,124
Securities	126,598,837
Federal Funds	806
Loans & Lease Financing Receivables	311,129,409
Fixed Assets	7,834,494
Intangible Assets	12,365,020
Other Assets	26,097,656

Total Assets	$536,291,346
Liabilities
Deposits	$425,279,286
Fed Funds	2,453,923
Treasury Demand Notes	0
Trading Liabilities	1,018,213
Other Borrowed Money	36,976,115
Acceptances	0
Subordinated Notes and Debentures	3,850,000
Other Liabilities	14,538,821

Total Liabilities	$484,116,358
Equity
Common and Preferred Stock	18,200
Surplus	14,266,915
Undivided Profits	37,089,306
Minority Interest in Subsidiaries	800,567

Total Equity Capital	$52,174,988
Total Liabilities and Equity Capital	$536,291,346

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